

February 24, 2011

Mr. Frederick S. Cromer
Chief Financial Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, California 90067

    RE: **International Lease Finance Corporation**
             Form 10-K for the Year Ended December 31, 2009
             Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
             September 30, 2010
             File No. 1-31616

Dear Mr. Cromer:

      We have reviewed your response letter filed on February 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including any registration statements.

Financial Statements

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

2.   We have read your response to prior comment three. You will present the total overhaul rental payments you receive from lessees as revenue.   As we have previously indicated,

we object to you recording the total amount of overhaul rentals received as revenue. We further indicated that it was unclear to us the nature of the expense that your provision for overhauls represents. In addition, is also unclear to us the appropriateness of recording expenses within your "Revenues and other income" caption. We continue to believe that the amount of revenue you should reflect within your "Revenue and other income" caption of the face of your statements of income is the amount of overhaul rentals you do not expect to reimburse to the lessee.

Flight Equipment Marketing, page 53

3. We have read your response to prior comment 7. You indicated that you will continue to disclose in "Flight equipment marketing and gain/loss on the sale of aircraft," aircraft sales transactions that are contacted and consummated in the same quarter as a gain or loss on sale. Please confirm that you will present your fair value adjustments and impairment charges related to aircraft held-for-sale within expenses even if the aircraft sales transactions are contracted and consummated in the same quarter.

Provision for Overhauls, page 53

4. We have read your response to prior comment 8. You indicate that the change in the capitalized overhaul depreciable life will be recorded in your 2010 annual financial statements and will be disclosed as appropriate. Please provide us with your materiality assessment related to this change in accounting for all periods presented. Refer to SAB Topic 1:M.1.

Form 10-Q for the Period Ended September 30, 2010

General

5. Please address the comments above in your interim filings as well.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief